

By Electronic Mail

September 21, 2021

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, D.C. 20549

RE: Hartford Funds Exchange-Traded Trust
        Issuer CIK: 0001501825
        Issuer File Number: 333-215165/811-23222
        Form Type: 8-A12B
        Filing Date: September 21, 2021

To Whom It May Concern:

Please be advised that Cboe BZX Exchange, Inc. has received an application from the above-referenced issuer and has approved the following securities for listing on Cboe BZX Exchange, Inc. ("Exchange"):

- Hartford Sustainable Income ETF (HSUN)

The Exchange requests acceleration of registration of these securities under the Securities Exchange Act of 1934, as amended. If there are any questions, please call me at (913) 815-7024. Your assistance is greatly appreciated.

Sincerely,

Bianca Stodden
Senior Analyst, Listing Qualifications